United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

NOODLES & COMPANY

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

April 1, 2024

Dear fellow Noodles & Co. shareholders,

We write this brief note to share the following context regarding the NDLS statement opposing our shareholder proposal in its proxy statement (Proposal No. 4, regarding greenhouse gas emissions reporting).

Within the single paragraph that comprises the Company’s opposition statement is a critical parenthetical stating that Noodles is a “smaller reporting company” and, thus, exempt from the SEC’s greenhouse gas emissions disclosure requirements. That is, although the new SEC rules comprise the entire focus of the Company’s opposition, nothing in those new rules would prevent the Company from providing the emissions disclosures or reduction targets called for in the proposal. And nothing in the opposition statement disputes this key fact.

Thus, because the proposal calls for important emissions disclosures and reduction targets, and the Company offers no real reason to oppose it, we believe support for the proposal is clearly warranted.

Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR Proposal No. 4 on the proxy received from management, following the instructions enclosed with the proxy on how to cast your ballot.